

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Richard Grafmyre
Chief Executive Officer
Penns Woods Bancorp, Inc.
300 Market Street, P.O. Box 967
Williamsport, Pennsylvania 17703-0967

> **Re: Penns Woods Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 29, 2023**
> **File No. 333-273018**

Dear Richard Grafmyre:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: David W. Swartz